Via Facsimile and U.S. Mail
Mail Stop 6010

November 13, 2006

Mr. Vicente Anido, Jr., Ph.D.
President and CEO
ISTA Pharmaceuticals, Inc.
15295 Alton Parkway
Irvine, CA 92618

Re: **Form 10-K for Fiscal Year Ended December 31, 2005**
Filed March 6, 2006
File No. 0-31255

Dear Mr. Anido, Jr.:

We have completed our review of your Form 10-K and have no further comments at this time.

Sincerely,

Joseph J. Roesler
Accounting Branch Chief